 EDAP TMS S.A. REPORTS 2002 FOURTH QUARTER
& YEAR END FINANCIAL RESULTS

- Confirmation of Ablatherm® Growth and Continued Improvement in Gross Margin -
- Overall Performance Tracking to Expectations -

Vaulx-en-Velin, France, March 12, 2003-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today reported financial results for the fourth quarter and year ended December 31, 2002.

Revenues for the fourth quarter 2002 were EUR 6.0 million compared to EUR 6.6 million in the same quarter of 2001. Total year 2002 revenues were EUR 20.0 million versus EUR 24.0 million in year 2001. This decline was mainly due to lower TUMT manufacturing revenues, which was offset by a doubling of 2002 Ablatherm related revenues versus 2001 and comparable 2002 lithotripsy revenues.

Gross margin, as a percent of sales, improved to 46.1% in the fourth quarter of 2002, versus 38.3% in the third quarter of 2002 and improved to 42.9% in fiscal year 2002 versus 33.5% in fiscal year 2001.

Operating loss for the fourth quarter of 2002 was EUR 1.4 million compared to operating losses of EUR 1.8 million in the third quarter of 2002 and EUR 2.5 million in the fourth quarter of 2001. Operating loss for the full year 2002 was EUR 4.8 million compared to full year 2001 operating loss of EUR 5.1 million.

Net loss for the fourth quarter of 2002 was EUR 2.5 million and EUR 4.0 million for the full year 2002, slightly better than expectations. A direct comparison between 2002 and 2001 is not meaningful because of a EUR 12.3 million exceptional gain from the sale of Urologix shares in 2001 and EUR 1.2 million of non-recurring expenses due to the agreed business realignment in 2002. Net loss for the fourth quarter 2002 was EUR 0.32 per share and EUR 0.52 per share for total year 2002.

At year-end 2002, the Company had EUR 15.8 million in cash or EUR 2.01 per diluted share and a net book value of EUR 28.4 million or EUR 3.62 per diluted share.

EDAP TMS's performance continues to track to expectations and we would like to specifically highlight four areas:

· Total Ablatherm related revenues doubled in 2002 versus 2001, and the Company expects significant increases in HIFU revenues in 2003;
· Urology Devices and Services Division ('UDS') sold a record number of 30 lithotripters in 2002;
· Continued improvements in gross margins as a percentage of sales; and
· Continued control over operating expenses.

Antoine Tétard, President of the Company's HIFU division, EDAP SA, commented, "I am very excited to announce that the HIFU division has made significant progress in many areas during 2002. Ablatherm related revenues more than doubled, increasing from EUR 1.6 million in 2001 to EUR 3.3 million in 2002 and a portion of that revenue included the sale of five machines.

"As of today, the Ablatherm is available to twenty-four hospitals in eight countries including six European countries: Belgium, France, Germany, Italy, Spain and Switzerland. This European penetration is proof of the medical communities desire to find an effective, minimally-invasive treatment for localized prostate cancer.

"With more than eight years follow-up, Ablatherm, utilizing HIFU technology, is emerging as the most promising of the minimally invasive treatment options currently available. We are seeing confirmation, in a clinical setting, of the results achieved during the multicentric study carried out between 1995 and 2000. This five year study included 652 patients at 6 sites and treated most patients as a first choice therapy. The results were negative biopsies in 87.2% of the patients and at least 50% of the patients presented a nadir PSA at 0.1 or less after a complete treatment. In total, since 1993, more than 3,200 patients have received an Ablatherm treatment, of which 1,080 were treated in 2002.

"The confirmation of the acceptance of this technology by the medical community, and the reproducibility of our trial results in a clinical setting, place the Company in a very strong position as we begin 2003," concluded Mr. Tétard.

In the Company's UDS division, TMS SA, Hugues de Bantel, President, commented, "Even though our UDS division saw an overall decrease in its revenues compared to the prior year, which was primarily due to a decrease in TUMT manufacturing related revenues, the division increased its total lithotripsy units sold by 30% from 23 units in 2001 to 30 units in 2002, a record annual sales number for the UDS division.

"As the UDS division leverages its worldwide installed base of over 381 machines by replacing older machines with new machines it foregoes service contracts during the new machines first year warranty period. The UDS division expects to see increases in its higher margin service business as these machines come out of warranty.

"Finally, during the year, the UDS division also reached several milestones. First, our Sonolith Vision received marketing approval in both Canada and Japan, with the first installation already completed in Japan and two more units expected in early 2003. Second, we completed our organizational re-alignment of our Japanese subsidiary in order to capitalize on the division’s already strong base in the number one ESWL market in the world", concluded Mr. de Bantel.

In conclusion, Philippe Chauveau, EDAP TMS's Chairman & CEO commented, "Year 2002, with the HIFU success and our realignment into two divisions provides a sound-base to maintain EDAP TMS's expectations in 2003 and beyond. The Company remains confident that it will continue to see significant revenue increases in its HIFU division and that its projections for its UDS division will be realized at it continues to leverage its installed base and capitalizes on the economies realized from the divisions 2002 realignment. We remain confident that we will be able to continue to bring an additional point or two to our gross margin, as a percent of sales, on a consolidated level during 2003 and that we will also remain vigilant in controlling our recurring operating expenses and increasing them as we deem necessary as we move forward in new markets with the Ablatherm. Finally, we will continue to manage our cash balances to ensure enough liquidity to realize our business plans and reach profitability."

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently develops and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU), through its EDAP SA subsidiary; it is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL), via its TMS SA subsidiary. In addition, the Company markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). For more information, in the U.S., contact EDAP Technomed Inc., the Company’s U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company’s growth and expansion plans. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company’s filings with the Securities and Exchange Commission.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro’s and U.S. Dollars, except per share data)
	Three Months Ended :		Three Months Ended :
	December 31, 2002 Euros	December 31, 2001 Euros	December 31, 2002 $US	December 31, 2001 $US
Net sales of medical equipment	3,940	3,882	3,979	3,474
Net sales of spare parts, supplies and services	1,975	2,762	1,994	2,472

NET SALES	5,915	6,644	5,973	5,946
Other revenues	87	24	88	21

TOTAL REVENUES	6,002	6,668	6,061	5,967
Cost of sales	(3,272)	(4,425)	(3,305)	(3,961)
One time cost of sales provision	0	(796)	0	(713)

GROSS PROFIT	2,730	1,447	2,756	1,293
Research & development expenses	(1,010)	(901)	(1,020)	(807)
S, G & A expenses	(2,643)	(3,048)	(2,668)	(2,729)
Non-recurring operating expenses	(496)	0	(501)	0

Total operating expenses	(4,149)	(3,949)	(4,189)	(3,536)

OPERATING PROFIT (LOSS)	(1,419)	(2,502)	(1,433)	(2,243)
Interest (expense) income, net	(94)	750	(95)	671
Currency exchange gains (loss), net	(426)	(297)	(430)	(266)
Other income (loss), net (1)	(535)	8,911	(540)	7,976

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(2,474)	6,862	(2,498)	6,138
Income tax (expense) credit	3	(697)	3	(623)

NET INCOME (LOSS)	(2,471)	6,165	(2,495)	5,515

Earning per share - Basic	(0.32)	0.80	(0.32)	0.71
Average number of shares used in computation of EPS	7,782	7,734	7,782	7,734
Earning per share - Diluted	(0.32)	0.79	(0.32)	0.70
Average number of shares used in computation of EPS	7,782	7,834	7,782	7,834

NOTE: Translated for convenience of the reader to U.S. dollars at the 2002 average three months noon buying rate of 1 Euro = 1.0099 USD, and 2001 average three months noon buying rate of 1 Euro = 0.8951 USD.

(1) Includes EUR 8.9 million (USD 8.0 million) of a one time non-recurring gain recorded in the fourth quarter of 2001 relating to the sale of Urologix common stock.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro’s and U.S. Dollars, except per share data)
	Twelve Months Ended :		Twelve Months Ended :
	December 31, 2002 Euros	December 31, 2001 Euros	December 31, 2002 $US	December 31, 2001 $US
Net sales of medical equipment	10,527	10,760	9,995	9,586
Net sales of spare parts, supplies and services	9,198	13,045	8,734	11,622

NET SALES	19,725	23,805	18,729	21,208
Other revenues	236	161	224	143

TOTAL REVENUES	19,961	23,966	18,953	21,351
Cost of sales	(11,503)	(15,189)	(10,022)	(13,532)
One time cost of sales provision	0	(796)	0	(710)

GROSS PROFIT	8,458	7,981	8,031	7,109
Research & development expenses	(3,186)	(3,430)	(3,025)	(3,056)
S, G & A expenses	(8,807)	(9,663)	(8,363)	(8,608)
Non recurring operating expenses	(1,241)	0	(1,178)	0

Total operating expenses	(13,234)	(13,093)	(12,566)	(11,664)

OPERATING PROFIT (LOSS)	(4,776)	(5,112)	(4,535)	(4,555)
Interest (expense) income, net	455	694	432	618
Currency exchange gains (loss), net	(1,025)	166	(973)	147
Other income (loss), net (1)	1,473	12,273	1,399	10,934

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(3,873)	8,021	(3,678)	7,144
Income tax (expense) credit	(167)	(882)	(159)	(786)

NET INCOME (LOSS)	(4,040)	7,139	(3,836)	6,358

Earning per share - Basic	(0.52)	0.92	(0.49)	0.82
Average number of shares used in computation of EPS	7,771	7,760	7,771	7,760
Earning per share - Diluted	(0.52)	0.90	(0.49)	0.80
Average number of shares used in computation of EPS	7,834	7,942	7,834	7,942

NOTE: Translated for convenience of the reader to U.S. dollars at the 2002 average twelve months noon buying rate of 1 Euro = 0.9495 USD, and 2001 average twelve months noon buying rate of 1 Euro = 0.8909 USD.
(1) Includes EUR 12.7 million (USD 11.4 million) of a one time non-recurring gain recorded in the fourth quarter of 2001 relating to the sale of Urologix common stock.

EDAP TMS S.A. CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED) (Amounts in thousands of Euro’s and U.S. Dollars)
	December 31, 2002 Euro	September 30, 2002 Euros	December 31, 2002 $US	September 30, 2002 $US
Cash, cash equivalents and short term investments	15,755	17,597	16,519	17,384
Investments available for sale	0	449	0	444
Total assets	39,788	40,716	41,717	40,224
Shareholders' Equity	28,376	30,754	29,752	30,382

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.0485 USD, on December 31, 2002 and at the noon buying rate of 1 Euro = 0.9879 USD, on September 30, 2002.

Contact:

EDAP TMS S.A.
Philippe Chauveau / Blandine Confort
+33 4 72 15 31 50
or
EDAP Technomed Inc.
Ian Vawter
+1 770 446 9950